


20160016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2016

Benjamin G. Clark
Expeditors International of Washington, Inc.
benjamin.clark@expeditors.com

Re: Expeditors International of Washington, Inc.
Incoming letter dated December 19, 2016

Dear Mr. Clark:

This is in response to your letter dated December 19, 2016 concerning the shareholder proposal submitted to Expeditors by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

December 29, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Expeditors International of Washington, Inc.
Incoming letter dated December 19, 2016

The proposal relates to director nominations.

There appears to be some basis for your view that Expeditors may exclude the proposal under rule 14a-8(h)(3). We note your representation that Expeditors included the proponent's proposal in its proxy statement for its 2015 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Expeditors omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



Expeditors International
of Washington, Inc.

1015 Third Avenue
Seattle, WA 98104-1190

Tel 206 674-3400
Fax 206 682-9777

Federal Maritime
Commission No. 2268

1934 Act/Rule 14a-8

December 19, 2016

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Expeditors International of Washington, Inc.
Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

On behalf of Expeditors International of Washington, Inc., a Washington corporation (the "**Company**"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), I am writing to notify the U.S. Securities and Exchange Commission (the "**Commission**") of the Company's intention to exclude the shareholder proposal submitted by John Chevedden (the "**Proponent**") on November 24, 2016 (the "**2017 Proposal**") from the proxy materials for the 2017 Annual Meeting of Shareholders (collectively, the "**2017 Proxy Materials**").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "**Staff**"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D. In accordance with Section F of Staff Legal Bulletin 14F (October 18, 2011), the Staff should transmit its response to this no-action request by email to Ben Clark at benjamin.clark@expeditors.com.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2017 Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(h)(3) because neither the Proponent nor his qualified representative presented the Proponent's shareholder proposal at the 2015 Annual Meeting of Shareholders as contained in the Company's 2015 proxy statement.

A copy of the 2017 Proposal, which would require the Company to increase the shareholder grouping limit for proxy access eligibility from 20 to 50, is attached hereto as Exhibit A. Our prior correspondence with the Proponent, in which we notified him of our intent to omit his 2017 Proposal, is attached hereto as Exhibit B.

ANALYSIS

The 2017 Proposal May Be Excluded Under Rule 14a-8(h)(3) Because Neither The Proponent Nor His Qualified Representative Presented The Proponent's Shareholder Proposal At The Company's 2015 Annual Meeting Of Shareholders As Contained In The Company's 2015 Proxy Statement.

Under Rule 14a-8(h)(1), a shareholder proponent must attend the shareholders' meeting to present its shareholder proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that, if a shareholder or his or her qualified representative fails, without good cause, to appear and present a proposal included in a company's proxy materials, the company will be permitted to exclude all of such shareholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

The Company intends to omit the 2017 Proposal from its 2017 Proxy Materials because the Proponent failed, without good cause, to appear and present a shareholder proposal (the "**2015 Proposal**") that he had submitted for the 2015 Annual Meeting of Shareholders held on May 21, 2015 (the "**2015 Annual Meeting**"). The Company included the 2015 Proposal in the Company's 2015 proxy statement as Proposal No. 10, which was the final shareholder proposal to be considered at the 2015 Annual Meeting. Prior to the 2015 Annual Meeting, the Proponent notified the Company that he had designated a representative (the "**Proponent's Representative**") to present the 2015 Proposal, a copy of which letter is attached hereto as Exhibit C. At the 2015 Annual Meeting, the Chairman of the Board of Directors of the Company asked if anyone would like to present the Proponent's 2015 Proposal. Neither the Proponent nor the Proponent's Representative, nor any other qualified representative of the Proponent, presented the 2015 Proposal. Despite this, the Company allowed a vote to be taken on the matter for the convenience of its shareholders. The results of that vote were reported on Form 8-K. Neither Proponent nor Proponent's Representative ever presented any good cause or other reason for the failure to appear and present the 2015 Proposal.

On numerous occasions the Staff has concurred that a company may exclude a shareholder proposal under Rule 14a-8(h)(3) because the proponent or his or her qualified representative, without good cause, failed to appear at an annual meeting or otherwise present a proposal that appeared in company proxy materials during the last two calendar years. See, e.g., *McDonald's Corporation* (avail. March 3, 2015); *E.I. du Pont de Nemours and Co.* (Phippen) (avail. Feb. 6, 2010); *Entergy Corp.* (avail. Jan. 12, 2010); *Comcast Corp.* (avail. Feb. 25, 2008); *Eastman Kodak Co.* (avail. Dec. 31, 2007).

Moreover, the Staff consistently has permitted exclusion of a shareholder proposal under Rule 14a-8(h)(3) where the company permitted its shareholders to vote on a shareholder proposal submitted by the proponent at either of the previous two years' annual meetings, even though the proponent of the proposal or its qualified representative failed to appear and present the proposal. See, e.g., *McDonald's Corporation* (avail. Mar. 3, 2015); *Providence and Worcester Railroad Co.* (avail. Jan 17, 2013); *Medco Health Solutions, Inc.* (avail. Dec. 3, 2009); *E.I. du Pont de Nemours and Co.* (avail. Jan. 16, 2009). In each case, such company reported the results of that vote on a Form 8-K or Form 10-Q. Thus, in accordance with this precedent, the Company's decision to permit the 2015 Proposal to be voted upon, and reporting the results of that vote on Form 8-K, does not constitute a waiver of its right to exclude the Proponent's 2017 Proposal.

Consistent with the precedent cited above, the Company believes that under Rule 14a-8(h)(3) it may exclude the 2017 Proposal from the 2017 Proxy Materials. The Company notes that it received the requested no-action relief from the Staff on January 20, 2016 on identical facts when Mr. Chevedden submitted a proposal for the Company's 2016 Annual Meeting of Shareholders, a copy of which is attached hereto as Exhibit D.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the 2017 Proposal from its 2017 Proxy Materials.

If you have any questions or require any additional information, please do not hesitate to call me at (206) 892-4430.

Very truly yours,

Expeditors International of Washington, Inc.



Benjamin G. Clark
Senior Vice President, General Counsel &
Corporate Secretary

Enclosures

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

cc: Kimberley Anderson
Dorsey & Whitney LLP
701 5th Avenue, Suite 6100
Seattle, WA 98104
anderson.kimberley@dorsey.com

Exhibit A

(See Attached)

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

Mr. Benjamin G. Clark
Corporate Secretary
Expeditors International of Washington, Inc. (EXPD)
1015 Third Avenue, 12th Floor
Seattle WA 98104
PH: 206 674-3400
PH: 206-892-4430
FX: 206-393-5753
FX: 206-682-9777
FX: 206-674-3459

Dear Mr. Clark,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



John Chevedden



Date

cc: Melissa Loh <Melissa.Loh@expeditors.com>
Noelle Figueira <Noelle.Figueira@expeditors.com>

[EXPD – Rule 14a-8 Proposal, November 24, 2016]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

Exhibit B

(See Attached)

From: Ben Clark
Sent: Wednesday, November 30, 2016 5:33 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: RE: Rule 14a-8 Proposal (EXPD)

Dear Mr. Chevedden,

I write to you about your proposal below.

Please note that at the Annual Shareholders' Meeting in May 2015, no designee presented your proposal submitted October 19, 2014 entitled "Recovery of Unearned Management Bonuses." Accordingly, unless you withdraw your current proposal, we intend to seek exclusion of your proposal pursuant to Rule 14-8(h)(3) of the Securities Exchange Act of 1934, as amended, as we did last year.

Please let me know if you intend to withdraw your proposal, or would otherwise like to discuss your proposal.

Kind regards,

Ben Clark
Senior Vice President, General Counsel
& Corporate Secretary

Direct 206-892-4430
Main 206-674-3400
Fax 206-393-5753
Email benjamin.clark@expeditors.com


Expeditors

Global Headquarters, Seattle
1015 Third Avenue, 12th Floor
Seattle, WA 98104

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Thursday, November 24, 2016 6:03 AM
To: Ben Clark <Benjamin.Clark@expeditors.com>
Cc: Melissa Loh <Melissa.Loh@expeditors.com>; Noelle Figueira <Noelle.Figueira@expeditors.com>
Subject: Rule 14a-8 Proposal (EXPD)

Mr. Clark,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Exhibit C

(See Attached)

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

FISMA & OMB MEMORANDUM M-07-16

Mr. Bradley S. Powell
Corporate Secretary
Expeditors International of Washington, Inc. (EXPD)
1015 Third Avenue, 12th Floor
Seattle WA 98104
PH: 206 674-3400
PH: 206-674-3412
FX: 206-682-9777
FX: 206-674-3459

Dear Mr. Powell,

In looking forward to a good annual meeting this is to authorize Ms. Carmen Smith to present the rule 14a-8 proposal. Please forward this information to the Chairman of the meeting and to the Chairman of the Corporate Governance Committee.

This is to respectfully request that the company exercise its fiduciary duty to shareholders and extend every courtesy to facilitate this shareholder presentation. Also for the company to advise and alert me immediately by email and telephone if the company has any question on this message or perceived further requirement.

Thank you and all the best for a good meeting.

Sincerely,





John Chevedden — Date: May 29, 2015

cc: Melissa Loh <Melissa.Loh@expeditors.com>

Exhibit D

(See Attached)



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2016

Benjamin G. Clark
Expeditors International of Washington, Inc.
benjamin.clark@expeditors.com

Re: Expeditors International of Washington, Inc.
Incoming letter dated December 30, 2015

Dear Mr. Clark:

This is in response to your letter dated December 30, 2015 concerning the shareholder proposal submitted to Expeditors by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 20, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Expeditors International of Washington, Inc.
Incoming letter dated December 30, 2015

The proposal relates to director nominations.

There appears to be some basis for your view that Expeditors may exclude the proposal under rule 14a-8(h)(3). We note your representation that Expeditors included the proponent's proposal in its proxy statement for its 2015 annual meeting, but that neither the proponent nor its representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Expeditors omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Evan S. Jacobson
Special Counsel